1. Name and Address of Reporting Person
   BARNES, MICHAEL W.
   2708 Coastline Drive
   Plano, TX 75093
2. Issuer Name and Ticker or Trading Symbol
   Fossil Inc. (FOSL)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   8/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Divisonal President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       08/19/2002 M             5000        A      $10.6667                    D
Common Stock                       08/19/2002 S             -5000       D      $23.3850                    D
Common Stock                       08/20/2002 M             1401        A      $10.6667                    D
Common Stock                       08/20/2002 S             -1401       D      $23.0200                    D
Common Stock                       08/20/2002 M             2599        A      $12.0278                    D
Common Stock                       08/20/2002 S             -2599       D      $23.0200                    D
Common Stock                       08/20/2002 M             6000        A      $12.0278                    D
Common Stock                       08/20/2002 S             -6000       D      $23.0300                    D
Common Stock                       08/20/2002 M             5000        A      $12.0278                    D
Common Stock                       08/20/2002 S             -5000       D      $23.1400                    D
Common Stock                       08/20/2002 M             8130        A      $12.0278                    D
Common Stock                       08/20/2002 S             -8130       D      $23.3900   160360           D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $0.6666                                              01/01/2010 Common                      35000    D
(Right to buy)                                                                 Stock
Stock Options  $7.4584                                              10/25/2010 Common                      52499    D
(Right to buy)                                                                 Stock
Stock Options  $10.6667 08/19/2002 M               5000  02/02/2001 02/02/2010 Common  5000     $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $10.6667 08/20/2002 M               1401  02/02/2001 02/02/2010 Common  1401     $0.0000    22500    D
(Right to buy)                                                                 Stock
Stock Options  $12.0278 08/20/2002 M               2599  02/12/2000 02/12/2009 Common  2599     $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $12.0278 08/20/2002 M               6000  02/12/2000 02/12/2009 Common  6000     $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $12.0278 08/20/2002 M               5000  02/12/2000 02/12/2009 Common  5000     $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $12.0278 08/20/2002 M               8130  02/12/2000 02/12/2009 Common  8130     $0.0000    28897    D
(Right to buy)                                                                 Stock
Stock Options  $13.8334                                             01/14/2012 Common                      52500    D
(Right to buy)                                                                 Stock

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ MICHAEL W. BARNES

DATE
09/09/2002